October 29, 2008

By facsimile to (202) 772-9368 and courier

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	AllianceBernstein Holding L.P.
Form 10-K for the fiscal year ended December 31, 2007, as filed February 25, 2008
File no. 001-09818

Dear Ms. Long:

We are responding to your comment letter dated September 30, 2008 concerning the Form 10-K filed on February 25, 2008 by AllianceBernstein Holding L.P. (“Holding”), which includes the consolidated financial statements of AllianceBernstein L.P. (“AllianceBernstein”).  The words “we”,  “our” and “firm” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees.  Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly beneath each question.

United States Securities and Exchange Commission
Ms. Pamela Long

 Item 11. Executive Compensation, page 101
Compensation Discussion and Analysis, page 101

1.
We note your disclosure that Mr. Sanders plays an active role in the work of the compensation committee.  Please tell us, with a view toward future disclosure, whether the compensation committee approved Mr. Sanders’ and Mr. Lieberman’s recommendations for salary, bonus and deferred compensation or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

Response:

Messrs. Sanders and Lieberman, working with other members of senior management, provided recommendations of salaries, cash bonuses and deferred compensation awards to the Compensation Committee for their consideration.  The Compensation Committee approved Messrs. Sanders’s and Lieberman’s recommendations without adjustment.

2.	Please provide us, with a view toward future disclosure, the following information:

•
a detailed discussion of how you use the comparative compensation information provided by your compensation consultants and how it affects your decisions with regard to each executive officer’s compensation,

Response:

In October of each year, McLagan Partners (“McLagan”) provides comparative compensation benchmarking data, which summarizes compensation levels for the prior year at selected companies comparable to ours.  This data provides ranges of compensation levels for executive positions at these companies similar to those held by our named executive officers, including salary, total cash compensation and total compensation.  The McLagan data is one of a number of factors used to determine executive compensation and to provide a basis for concluding that the compensation levels for our named executive officers are within the ranges of compensation paid by comparable companies in our industry, which supports the  conclusion of our Compensation Committee that the compensation levels are appropriate and reasonable.

United States Securities and Exchange Commission
Ms. Pamela Long

•	whether you retain discretion as to how to utilize the information obtained from the benchmarking data,

Response:

Messrs. Sanders and Lieberman, and the Compensation Committee, do retain discretion as to how to utilize the McLagan benchmarking data.  The data is not used in a formulaic or mechanical way to determine named executive officer compensation levels.

•
disclosure that identifies the companies used in the comparative benchmarking data, discloses the basis on which the companies were selected and discusses the compensation components used in the comparative benchmarking data, and

Response:

The McLagan data used for benchmarking the compensation of Ms. Fedak, Ms. Fay and Mr. Joseph was based on data from the 19 largest investment management firms, the names of which are listed on the attached Exhibit A.  For Mr. Sanders, the data was based on chief executive officer compensation information disclosed in proxy statements and other public disclosures of 14 publicly-traded asset management firms, also listed on Exhibit A.  For Mr. Lieberman, the data was based on president/chief operating officer compensation information disclosed in the proxy statements and other public disclosures of four publicly-traded asset management firms, also listed on Exhibit A.  The groups of comparable companies were selected in order to provide appropriate comparables for the size and business mix of AllianceBernstein, the roles played by the named executive officers and, in the case of Messrs. Sanders and Lieberman, to reflect the fact that AllianceBernstein is a publicly-traded entity.  The compensation components used in the comparative benchmarking data were salary, total cash compensation and total compensation.

United States Securities and Exchange Commission
Ms. Pamela Long

•
the extent to which your executive officers’ salaries compare with that of the executive officers of the select companies (e.g. whether the salary falls within the ranges of executive salaries awarded by the selected companies).

Response:

Our compensation determination process focuses on total compensation instead of any single component (i.e., salary, cash bonus or deferred compensation).  Therefore, we are responding to your question as it relates to total compensation, of which salary is one component.

Total compensation paid to our five named executive officers fell within the ranges of total compensation paid to executives in similar positions by the selected comparable companies included in the McLagan data.

Compensation Elements for Executive Officers, page 102

3.
Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.  Please describe to us in greater detail, with a view toward future disclosure, your executive officers’ compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response:

Mr. Sanders’s compensation is discussed in detail in paragraph 6 under “Compensation Elements for Executive Officers” (page 103) and under “Other Information Regarding Compensation of Named Executive Officers” (page 109).  As described in these sections, Mr. Sanders is compensated in accordance with the terms of his October 2006 Employment Agreement, as amended (“Employment Agreement”).

We intend to disclose in future filings that the terms of Mr. Sanders’s Employment Agreement reflect the policy and decision of the Compensation Committee that all of his compensation, other than his $275,000 base salary and perquisites, should be deferred and that the amount of his deferred compensation should be directly related to AllianceBernstein’s “consolidated operating income before incentive compensation” for the applicable calendar year.

United States Securities and Exchange Commission
Ms. Pamela Long

We intend to disclose in future filings, as footnotes accompanying the Summary Compensation Table, information similar in effect to the following paragraphs:

The level of Mr. Lieberman’s compensation reflects his role as the President and Chief Operating Officer of our firm.   In this role, he is responsible for the operations of the firm and their impact on its profitability.  Mr. Lieberman’s compensation reflects this high- level contribution and the broad responsibilities of his position.

Ms. Fedak and Ms. Fay are jointly responsible for AllianceBernstein’s value equity investment services.  Their level of compensation reflects the fact that, during 2007, value equity investment services accounted for a disproportionately large percentage of AllianceBernstein’s consolidated operating income.  This reflects the relative amount of our assets under management invested in value equity services, the rate of growth in those services and the relative profitability of those services to the firm.

Mr. Joseph’s compensation reflects his role as the Chief Financial Officer of AllianceBernstein and the contribution he makes in ensuring that our business and operations are adequately funded and accurately reflected in our financial records and reports and that adequate internal controls over financial reporting are in place and operating effectively.

United States Securities and Exchange Commission
Ms. Pamela Long

Cash Bonus, page 102

4.	Please provide us, with a view toward future disclosure, the following information:

•	Disclose the formula and dollar amounts used to calculate the bonus pool and quantify any adjustments made by management.

Response:

The aggregate amount of incentive compensation – that is, the amount available to pay annual cash bonuses and make deferred compensation awards – is determined on a discretionary basis and is primarily a function of our firm’s financial performance.  The mathematically calculated cash and deferred compensation “bonus pools” merely serve as “soft” caps, subject to adjustment by the Compensation Committee, for aggregate cash bonus and deferred compensation amounts awarded to all AllianceBernstein employees (other than Mr. Sanders).  Amounts that are not awarded under these caps in a given year are available as “carryover” for awards in future years.  The caps, which are approved by the Compensation Committee, may be changed or waived in the Compensation Committee’s (or the full Board’s) discretion.  Accordingly, we do not believe disclosing the mathematical formulas by which we derive the caps is relevant to an understanding of the process used to determine incentive compensation of the four named executive officers.

Instead, we intend to disclose in future filings (specifically in “Compensation and Discussion and Analysis – Overview of Compensation Philosophy and Program”) information similar in effect to the following paragraphs:

“The aggregate amount of incentive compensation – that is, the amount available to pay annual cash bonuses and make deferred compensation awards to all employees (other than Mr. Sanders) – is determined on a discretionary basis and is primarily a function of our firm’s financial performance.  This amount is capped for any year based on a formula, approved by the Compensation Committee, using the firm’s annual consolidated operating income (excluding institutional research services) and its annual institutional research services revenues (the “bonus pool”).  The bonus pool, which is subject to adjustment by the Compensation Committee, is only one of the several factors considered by management when determining appropriate levels of compensation (please see the paragraphs immediately below for a discussion of the other factors).  Separate calculations are used to determine caps for annual cash bonuses and deferred compensation awards.  Amounts that are not awarded under these caps in a given year are available as “carryover” for awards in future years.

United States Securities and Exchange Commission
Ms. Pamela Long

Management (with the approval of the Compensation Committee) did not use the entire available bonus pool in 2007; we granted incentive compensation awards that, in the aggregate, were significantly less than the available bonus pool.  However, management and the Compensation Committee have the discretion to exceed the cap if they determine that additional bonus compensation is appropriate.”

•	For each executive officer, describe each element of business and operational goals that were established to determine the cash bonus.

Response:

Our compensation determination process focuses on total compensation instead of any single component (i.e., salary, cash bonus or deferred compensation).  Therefore, we are responding to your question as it relates to total compensation, of which cash bonus is one component.

Mr. Sanders’s business and operational goals for 2007 were established by the terms of his Employment Agreement, which provides that he is entitled to receive a deferred compensation award of not less than 1% of AllianceBernstein’s consolidated operating income before incentive compensation (as defined with respect to the calculations of AllianceBernstein’s bonus pool).  Thus, the only goal that was established to determine Mr. Sanders’s compensation was the goal of maximizing AllianceBernstein’s consolidated operating income for the year.

United States Securities and Exchange Commission
Ms. Pamela Long

For Mr. Lieberman, the main elements of business and operational goals that were established to determine his incentive compensation were making substantial progress toward achieving operational excellence, especially with respect to client facing features, making demonstrable progress with respect to information technology systems implementation, formulating a strategy to lower the risk of errors and implementing cost-saving initiatives.

For Ms. Fedak, the main elements of her business and operational goals were achieving: operational excellence in our value equity investment services, particularly with respect to reducing the rate of errors; people leadership, including developing high-potential team members in value investment services through rewards and recognition and recruiting highly talented staff at all levels; client focus, including implementing new client servicing reports and fundamental and quantitative research integration; and thought leadership, including enhancement of fundamental and quantitative research inputs.

For Ms. Fay, the main elements of her business and operational goals were achieving: people leadership, including setting clear expectations for direct reports and improving chief investment officer communication and information sharing; thought leadership, including revisiting the product design of global and non-U.S. value investment services and the alignment of these services with the fundamental law of active portfolio management; and client leadership, including the achievement of investment return and risk objectives for client portfolios as measured over one-, three- and five-year time horizons (given performance is volatile year-to-year, the goal of implementing the appropriate investment architecture and decision-making to drive performance is also of significant importance).

For Mr. Joseph, the main elements of his business and operational goals were achieving: people leadership, including implementation of comprehensive finance staff development and training programs; operational excellence, including performing a comprehensive, global risk assessment and remediation of any identified deficiencies in the system of internal control over financial reporting; and working with information technology to complete a number of significant financial and control systems including “purchase-through-payment” (a procurement work flow application), client billing and salesforce commissions, as well as implementation of new financial forecasting and budgeting applications.

United States Securities and Exchange Commission
Ms. Pamela Long

•
Clarify the extent to which such listed business and operational goals for each officer are measured objectively or whether management and the committee uses discretion to determine whether those goals and objectives have been met.

Response:

Mr. Sanders’s incentive compensation goal, as stated in his Employment Agreement (i.e., maximizing operating income), is measured objectively.  Consistent with the management approach taken by AllianceBernstein for its executive officers generally, the goals of our other four named executive officers do not include specific revenue or profit targets.  By their nature, the business and operational goals for each of the other four named executive officers are difficult to measure quantitatively and thus management uses discretion to determine whether those goals and objectives have been met.  In the case of each of these four named executive officers, management determined that the main elements of the established business and operational goals had been met.

Deferred Compensation, page 102

5.
Please quantify and describe in greater detail, with a view toward future disclosure, how deferred compensation is calculated for each of your executive officers, including how the bonus pool is calculated.

Response:

We describe in our response to Question 4 how we determine the cash bonus and deferred compensation pools and the approach we intend to take regarding disclosure of these determinations in future filings.  However, with respect to the determination of deferred compensation for our named executive officers, we propose to include information similar in effect to the following paragraph as part of our “Compensation Elements for Executive Officers – 3. Deferred Compensation” disclosure in future filings:

United States Securities and Exchange Commission
Ms. Pamela Long

“The factors used to determine the aggregate level of incentive compensation for executive officers are discussed in detail under “Compensation and Discussion and Analysis – Overview of Compensation Philosophy and Program” (page 101).    Deferred compensation is awarded as part of total incentive compensation based on a customized set of goals for each executive officer.  The relative level of cash bonus compared to deferred compensation is based on the total compensation level of the executive officer.  As a result, all of Mr. Sanders’s incentive compensation is paid in the form of a deferred award, and relative amounts of cash bonus compared to deferred compensation awarded to Mr. Lieberman, Ms. Fedak and Ms. Fay (who were all compensated in the aggregate at approximately the same level) were substantially lower than the level of cash bonus compared to deferred compensation paid to Mr. Joseph.”

CEO Arrangements, page 103

6.	Please tell us, with a view toward future disclosure, the dollar amount of adjusted consolidated operating income and explain how it is calculated.

Response:

For 2007, AllianceBernstein’s adjusted consolidated operating income before incentive compensation was $2,147.3 million, which is the sum of operating income, incentive compensation expense, amortization of intangibles and non-operating income.

Non-Qualified Deferred Compensation, page 108

7.
Please provide us, with a view toward future disclosure, with the material terms of the non-qualified deferred compensation with respect to payouts, withdrawals and other distributions for each executive.  See Item 402(i)(3) of Regulation S-K.

United States Securities and Exchange Commission
Ms. Pamela Long

Response:

All of Mr. Sanders’s deferred compensation for 2007 was paid pursuant to his Employment Agreement, which is described in detail under “Other Information Regarding Compensation of Named Executive Officers” (page 109).

In future filings, we will add to the disclosure under “Other Information Regarding Compensation of Named Executive Officers” information similar in effect to the following sentence:

“Under the Employment Agreement, Mr. Sanders’s deferred compensation is paid to him as the deferred compensation vests and he is not entitled to make any withdrawals prior to vesting.”

With respect to the other four named executive officers, all of their deferred compensation consists of awards under the Partners Plan, which is described in detail under “Compensation Elements for Executive Officers – 3. Deferred Compensation” (page 102).  That description includes details of the vesting and distribution provisions of the Partners Plan.

In future filings, we will add to the disclosure under “Compensation Elements for Executive Officers – 3. Deferred Compensation” information similar in effect to the following sentence:

“Withdrawals prior to vesting are not permitted.”

*                            *                            *

United States Securities and Exchange Commission
Ms. Pamela Long

In connection with responding to your comments, Holding and AllianceBernstein acknowledge that:

•	Holding and AllianceBernstein are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Holding and AllianceBernstein may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 969-1646.

Sincerely,

/s/ Laurence E. Cranch
Laurence E. Cranch
Executive Vice President, General Counsel and Corporate Secretary
AllianceBernstein Holding L.P.

United States Securities and Exchange Commission
Ms. Pamela Long

Exhibit A

Set forth below are the firms from which benchmarking data was considered in determining the compensation of:

Ms. Fedak, Ms. Fay and Mr. Joseph
Allianz Global Investors
Barclays Global Investors, N.A.
BlackRock Financial Management, Inc.
The Capital Group Companies, Inc.
Deutsche Asset Management
Fidelity Investments
Franklin Templeton Investments
Goldman Sachs Asset Management
INVESCO PLC
JPMorgan Asset Management
Legg Mason, Inc.
Morgan Stanley Investment Management
PIMCO Advisors, L.P.
T. Rowe Price Associates, Inc.
State Street Global Advisors
UBS Global Asset Management
The Vanguard Group, Inc.
Wellington Management Company, LLP
Western Asset Management Company (a subsidiary of Legg Mason, Inc.)

Mr. Sanders
Affiliated Managers Group
AMVESCAP
BlackRock Financial Management, Inc.
Calamos Asset Management
Eaton Vance Management
Federated Investors
Franklin Templeton Investments
GAMCO Investors
Janus Capital
Mellon Asset Management
Nuveen Investments
Putnam Investments
State Street Global Advisors
T. Rowe Price Associates, Inc.

United States Securities and Exchange Commission
Ms. Pamela Long

Mr. Lieberman
BlackRock Financial Management, Inc.
Eaton Vance Management
GAMCO Investors
Nuveen Investments